NEWS RELEASE	RUBICON MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-09 MAY 23, 2006

RUBICON RECEIVES RESULTS OF THE KALUKUNDI FEASIBILITY STUDY
Currently robust project has significant potential to increase in size within nine months

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX, RBY.AMEX) is pleased to announce that Rubicon has been advised of the results of the completed feasibility study on the Kalukundi copper-cobalt deposit located in the copperbelt of the DRC.

The study was carried out on behalf of the Swanmines Joint Venture (“Swanmines”) which controls the asset. Gecamines, the state mining company, is a 25% carried shareholder of Swanmines. Africo Resources Ltd, a private B.C. Corporation, has an option to acquire 100% of the shares of the remaining 75% shareholder. Rubicon Minerals Corporation currently owns 39.6% of the issued shares of Africo Resources Ltd.

The robust economics of the deposit are based on a production rate of 800,000 tonnes of ore per year for nominal annual production of 16,400 tonnes per year copper and 3,800 tonnes per year cobalt. Using long-term metal prices of copper at $1.25 per pound and cobalt at $12 per pound the feasibility base case shows a project NPV of $162.9 million (Gecamines share $60.2 million) and an after tax IRR of 28.5%. All dollar amounts are US dollars unless stated otherwise.

There is considerable scope to increase the initial reserve base of 7.8Mt of ore by proving up existing resources, by carrying out follow up studies and also through drilling of other mineralized surface bodies on the property, all of which will be aggressively pursued by Africo in 2006. The current feasibility study can thus be viewed as a ‘minimum case’ which is likely to be revisited through the course of 2006.

Independent consultant RSG Global Pty. Ltd. has also provided a heavily discounted valuation for non-reserve resources (within and below the existing reserves) of $65.5 million which is separate from and not included in the above project valuation. This valuation, which was carried out by RSG Global in accordance with the terms of the Valmin code, has used a value of 1% of the in situ metal value (using the study metal prices of $1.25 per pound for copper and $12 per pound for cobalt) for Inferred Resources, 2% for Indicated resources and 4.5% for Measured Resources.

The scope of the feasibility study, including the delivery date and financing structure, was controlled by the terms of the Swanmines Joint Venture. This includes a delivery date to Swanmines on or before May 18th, 2006 which has been met. The base case requires a minimum of 30% of capital to be raised as a shareholder loan by the 75% shareholder of Swanmines and the remainder through third party loans. The base case uses an inflation rate of 3%, an interest rate of LIBOR plus 2%, and the subsequent application of a 10% discount rate applied to the resulting net cash flow. The study assumes income tax of 30%, withholding taxes of 10% on dividends and 2%-5% import duties. Two royalties are payable and have been included in the financial model, one to Gecamines (2.5% NSR) and one to the government of the DRC (2% of gross revenue minus realization charges and costs of sales).

The independent feasibility study, dated May 15th, 2006, was prepared for Africo on behalf of Swanmines by MDM Engineering Ltd. of South Africa and included the following additional independent consultants:

-	Mintek (Metallurgy)
-	RSG Global Pty. Ltd. (Resource and Mining)
-	MDM (Plant and Process)
-	Knight Piésold (Pty.) Limited (Geotechnical)
-	Golders Associates Africa (Pty.) Ltd. (Tailings)
-	African Mining Consultants (AMC) Ltd. (Environmental)

The following summarizes the key assumptions and results of the study:

-	Initial Life of Mine - 10 years
-	Capital costs - $166.6 million
-	Pre-stripping costs - $6.9 million
-	IRR - 28.5%
-	Project NPV - $162.9 million
-	Profit Margin - 54.4%
-	Copper revenue at $1.25 per pound - $452.7 million
-	Cobalt revenue at $12 per pound - $1,018.1 million
-	Cash per pound copper on a co-product basis - $0.64
-	Cash cost per pound copper net of cobalt by-product credit - minus $1.17
-	Total copper production - 164,296 tonnes
-	Total cobalt production - 38,485 tonnes
-	With copper revenue based on modeled copper price, cobalt price can decrease by 83% before break-even operating cost is reached.
-	Recoveries to metal (SX-EW) - 88% Copper 71% Cobalt
-	Mine operating costs per tonne of ore mined - $56.02 (Mining, Plant and G&A)
-	Anticipated start up Q1 2008.

MINERAL RESERVES AND MINERAL RESOURCES
The 43-101 compliant mineral reserve at Kalukundi as of May 15, 2006 is as follows:
Classification	Tonnes	Copper Grade %	Copper Tonnes	Cobalt Grade %	Cobalt Tonnes
Proved	6.6 million	2.44	160,268	0.69	45,119
Probable	1.3 million	2.02	25,773	0.69	8,867
Total	7.8 million	2.37	186,041	0.69	53,986
Note: Mineral reserves are part of Mineral Resources, quoted below.

The 43-101 compliant Mineral Resources at Kalukundi as of March 30, 2006 are as follows:
Classification	Tonnes	Copper Grade %	Copper Tonnes	Cobalt Grade %	Cobalt Tonnes
Measured to 150 m	9.65 million	2.45	236,625	0.61	59,031
Indicated to 150 m	2.46 million	2.31	56,856	0.61	15,088
Inferred to 200 m	15.02 million	2.63	395,044	0.58	87,120
Note: Mineral Resources include the above Mineral Reserves

The above resources and reserves are based upon 78 boreholes (9650 m). An additional 30 boreholes were drilled by Africo for geotechnical, condemnation and exploration purposes and were not used in the resource evaluation. An additional eight mineralized fragments within the concession area have received only preliminary investigation. At least two of these are considered to warrant immediate resource-directed drilling.

MINING

The project involves a conventional open pit selective mining exploitation method using a mining contractor. The Company will operate a multiple pit, multiple cut back method which will require timely pre-stripping and blending of ore to maintain continuity of feed.

Mining is currently modeled using a waste to ore stripping ratio of 4.02:1. Capital and mine operating costs estimates were developed by MDM Engineering Ltd. and RSG Global Pty., respectively. Capital costs of the process plant assume a lump sum, turnkey contract and include a contractor’s margin and average contingency of 7.6%. A shadow contractor mining cost model was developed by RSG Global to develop first principal costs estimates which provide a comparison against the current and future contract mining tender submissions.

SENSITIVITY

The NPV sensitivity to discount rate and metal price is illustrated below for a range of prices and discount rates which, for comparison purposes, are broadly consistent with those reported in 2006 by competitors in the DRC:

Discount Rate (%)	Base Model (US$ millions)	+10% metal prices*	+20% metal prices**
10	162.9	211.9	259.8
8	193.7	248.7	302.6
6	230.2	292.3	353.1
* $1.375 per pound copper and $13.20 per pound cobalt
** $1.50 per pound copper and $14.40 per pound cobalt
(Current Prices: $3.69 per pound copper and $16 per pound cobalt - May 18th, 2006. Source NYMEX (Copper) and BHP Billiton Cobalt Open Sales System (Cobalt))

The following table also provides valuations for each of the shareholders in Swanmines for the base case and also shows project valuations based on 100% equity financing for the project.

		70% Bank Financing			100% Equity
Cu Price US$	Co Price US$	H&J Trust* US$ millions	IRR %	Gecamines* US$ millions	NPV* US$ millions	IRR %
1.25	12.00	102.7	28.5	60.2	43.6	14.7
	13.20	127.4	32.2	69.5	68.2	17.2
	14.40	152.3	35.7	78.9	93.5	19.6
1.40	12.00	115.5	30.4	65.0	56.2	16.0
	13.20	140.4	34.0	69.5	81.4	18.4
	14.40	164.8	37.3	78.9	106.7	20.8
* 10% discount rate

SOCIAL AND FINANCIAL BENEFITS TO THE DRC

Introduction of new technology and creation of value-added products

The study has demonstrated that metal recoveries can be achieved that are considerably higher than those reported from past operations in the DRC. The planned introduction of SX-EW technology for both copper and cobalt at Kalukundi will be one of very few such plants planned in the copperbelt. Creation of high value metal products versus lower grade products maximizes the in-country value add for both metals to be produced.

Direct and indirect project benefits

Over the life of mine, income via royalties, income taxes and withholding taxes is estimated at $207.8 million in 2006 money terms. In addition, the project expects to purchase $35.8 million of power for the operation. These benefits are expected to have a significant positive impact in an immediate region that has little or no industry or employment. The project is expected to create approximately 540 direct jobs, over 80% of which will initially be Congolese, and which is expected to increase through implementation of training programs.

Swanmines anticipates expenditures of $1.6 million during 2006-7 on maintenance and improvement of local roads. Swanmines also has allowed for $0.8 million of expenditures in 2006 to provide significant improvements to the local community of Kisinkala. Swanmines will construct permanent housing, establish water supply and adequate sewage facilities, none of which currently exist. Over the life of mine, Swanmines will budget $2 million for social development programs in local communities. These programs will be developed in conjunction with local stakeholders and will be focused on health and educational initiatives. Swanmines will also commit to $950,000 over the life of mine to training programs to develop skills within the local population.

ENVIRONMENTAL

A full Environmental Impact Study and Management Plan (EIA) has been prepared by African Mining Consultants Limited for the Kalukundi Copper Cobalt Project near Kolwezi in the Democratic Republic of the Congo.

The EIA has been compiled to World Bank Standards and meets the requirements of the new DRC Mine Code and regulations of 2003.

The project comprises four copper-cobalt deposits that will be mined by open pit methods. The ore is predominantly oxide and will be treated through separate leach SX electrowin plants to produce copper ad cobalt metal on site.

A full social and bio-physical baseline environmental study was carried out between October 2004 and April 2006. The study facilitated a full evaluation of positive and negative impacts of the 10 year mining project.

Responsible environmental management of overburden waste, tailings, groundwater and other effluents has been fully addressed in the EIA, and a mine decommissioning and closure plan (beginning 2018) has been prepared and costed.

Public consultation has been initiated and will be carried out throughout the project, which has the support of the local population.

OPPORTUNITIES

Significant opportunities exist to expand the current reserve base within 9-12 months. These can be summarized as follows:

1)
Studies to convert existing Measured and Indicated Resources to reserves. Approximately 1.4 Mt of resource are currently not included in the mining plan as reserves due to the proximity of a powerline. The following is an extract from RSG Global’s mining section regarding these resources:

“Some 1.4Mt at 2.29%Cu and 0.43%Co of ore within the optimised pit shell cannot be included in the design. At average recoveries of 90% for copper and 72% for cobalt, this represents 28,400t of recoverable copper and 4,280t of recoverable cobalt. This reduces the potential revenue of the project by approximately US$191.5M.”

Africo will carry out a small scale study to examine the feasibility of including these resources in the mine plan.

2)
Carrying out drilling on high priority surface mineralized bodies. At least two of these are known to exist on the property. These will be the subject of diamond drilling and associated programs designed to fast-track high quality oxide resources. It is anticipated that each target would require only about 2,500 metres of drilling to achieve this objective.

3)
Drilling in the reported resource to convert resources to reserves. Significant resources exist beneath each proposed pit. Africo plans to carry out work designed to improve resource confidence and evaluate conversion to reserves through supplementary studies including metallurgical programs to evaluate mixed oxide-sulphide mineralization at increasing depths. Approximately 3000 metres of drilling would likely be required to achieve these resource expansion objectives.

4)	Re-running the pit optimization using recently received gangue acid data (lower operating costs) which has potential to upgrade additional resources into reserves.

In summary, Kalukundi, while presently economically robust, has significant potential to increase in size within nine months at which time the feasibility study could be re-examined to evaluate project expansion. Africo plans to carry out an aggressive drilling program to achieve these objectives and further increase Swanmines shareholder value.

The results summarized in this news release were generated by the independent consulting firms listed herein. Individual qualified persons, as defined by NI 43-101 are:

John Hearne, RSG Global, for the Mining section including Mining Opex
Julian Verbeek, RSG Global, for the Resources section
Dave Dodd, MDM Engineering Ltd., for the Metallurgy, Process Design, Capex and Process Opex sections
Kees Dekker, RSG Global for the Financial Evaluation section
Mike Evans, Africo Resources Ltd, for the Geology section
Angela Duerden, African Mining Consultants (AMC) Ltd. for the Environmental section

A 43-101 technical report relating to the feasibility study is being prepared by RSG Global and will be filed within 30 days of this release.

RUBICON MINERALS CORPORATION

David W. Adamson
_________________________________
President & CEO

This news release contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 . Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Forward-looking statements in this document include statements regarding: the Company’s statements regarding estimates of resources on properties in which the Company has an interest; statements or acts which require funding to be secured on the part of the Company or the parties mentioned in this release. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their respective dates.

Important factors that could cause actual results to differ materially from the Company’s expectations include among others, risks related to fluctuations in mineral prices; uncertainties related to raising sufficient financing to fund planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company's properties; uncertainties involved in the estimation of resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the Company’s operations; and other risks and uncertainties discussed under the heading “Risk Factors” and elsewhere in the Company’s documents filed from time to time with the Toronto Stock Exchange, Canadian, United States and other securities regulators. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

This news release uses the terms “inferred resources”, “indicated resources”, “measured resources”, and “mineral resources”. The Company advises readers that although these terms are recognized and required by Canadian securities regulations (under National Instrument 43-101 “Standards of Disclosure for Mineral Projects”), the US Securities and Exchange Commission does not recognize these terms. Readers are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that any part of an Indicated or Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under National Instrument 43-101. Readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
_______________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.